 Exhibit 99.3

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

We have audited the accompanying consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at February 28, 2011 and 2010 and the related consolidated statements of earnings and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended February 28, 2011. These consolidated financial statements are the responsibility of Neptune Technologies & Bioressources Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as of February 28, 2011 and 2010 and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended February 28, 2011 in conformity with Canadian generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.4 entitled "Reconciliation to United States Generally Accepted Accounting Principles " is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

(Signed) KPMG LLP*
Chartered Accountants

May 17, 2011, except for Exhibit 99.4 which is as of May 31, 2011

Montréal, Canada

*CA Auditor permit no 14114

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.